As Filed with the Securities and Exchange Commission on November 5, 2002

==============================================================================

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                      _____________________

                           SCHEDULE TO
                         (Rule 14d-100)
    TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                      ____________________

                     TRANS WORLD CORPORATION
               (Name of Subject Company (Issuer))
                      _____________________

                     TRANS WORLD CORPORATION
                (Name of Filing Persons (Issuer))

           12% Senior Secured Notes due March 17, 2005
                 (Title of Class of Securities)

                              None
              (CUSIP Number of Class of Securities)

                         Rami S. Ramadan
 President, Chief Executive Officer and Chief Financial Officer
                     Trans World Corporation
                   545 Fifth Avenue, Suite 940
                    New York, New York  10017

   (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of Filing Persons)
                      ____________________

                         With Copies to:

                       Jeffrey A. Koeppel
                        David K. Teeples
              Elias, Matz, Tiernan & Herrick L.L.P.
                734 15th Street, N.W., 12th Floor
                     Washington, D.C. 20005
                         (202) 347-0300
                      (202) 347-2172 (fax)
                     ______________________

                    CALCULATION OF FILING FEE

  ----------------------------------------------------------
  |  Transaction Valuation (*)   |   Amount of Filing Fee  |
  |         $20,000,000          |         $614.00         |
  ----------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the exchange of $20 million aggregate principal amount of the 12% Senior Secured Notes due March 17, 2005 ("Senior Notes") for 452,796,015 shares of common stock of the Issuer. At June 30, 2002, the Issuer had an accumulated stockholders' deficit of $12.8 million (unaudited). Accordingly, the amount of the filing fee, calculated in accordance with Rules 0-11(a)(4) and 0-11(d) of the Securities and Exchange Act of 1934, as amended, equals one third of the principal amount of the Senior Notes ($6,666,660) proposed to be acquired by the Issuer times .000092 or $614.00 (rounded up to the next dollar).

[   ]     Check the box if any part of the fee is offset as
          provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $_____                    Filing Party:

Form or Registration No.:                           Date Filed:

[   ]     Check the box if the filing relates solely to preliminary
          communications made before the commencement of a tender offer:

          Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]     third-party tender offer subject to Rule 14d-1.

[ X ]     issuer tender offer subject to Rule 13e-4.

[   ]     going-private transaction subject to Rule 13e-3.

[   ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:  [   ]



     This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by Trans World Corporation, a Nevada corporation ("Issuer" or "Trans World"), pursuant to Section 13(e)-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange 22,640 shares of Trans World common stock or $1,000 principal amount Variable Rate Promissory Notes due December 2009 plus, to certain tendering noteholders, an 8% Promissory Note Due December 2005 for each of Issuer's $1,000 principal amount 12% Senior Secured Notes due March 17, 2005 ("Notes"), upon the terms and subject to the conditions set forth in the Preliminary Prospectus, dated November 5, 2002 (the "Prospectus"), and in the related Letter of Transmittal, copies of which are incorporated by reference herein as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Note Exchange").

Item 1.   Summary Term Sheet.

     The information set forth in the Prospectus under "Summary" is incorporated herein by reference.

Item 2.   Subject Company Information.

     (a) The name of the subject company is Trans World Corporation, a Nevada corporation. The address of Issuer's principal executive office is 545 Fifth Avenue, Suite 940, New York, New York 10017. Issuer's telephone number is (212) 983-3355.

     (b)  The class of equity securities to which this Schedule
TO relates is the Notes. The information set forth in the Prospectus under "Summary" is incorporated herein by reference.

     (c) The Notes are not listed on a national exchange and there is no established trading market for the Notes. The information set forth in the Prospectus under "Summary" and "Description of the Notes" is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

     The name of the filing person is Trans World Corporation, which is also the subject company. See Item 2(a) above.

Item 4.   Terms of the Transaction.

     (a) The information set forth in the Prospectus under "Prospectus Cover Page," "Summary," "The Note Exchange Offer," "Description Of The Notes," "Description Of Capital Stock," "Description Of The Replacement Notes," "Description Of Interest Notes" and "Plan Of Distribution" is incorporated herein by reference.

     (b) Value Partners Ltd., who owns a majority of the Issuer's common stock, presently intends to surrender all of the Notes that it holds in the Note Exchange. Directors Baker, Heurtematte and Sterrett, each of whom own Notes in the principal amount of $100,000, intend to tender for shares of Trans World common stock. Other than as set forth herein, none of the

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subject securities will be exchanged or purchased from any officer director or affiliate of the Issuer. The information set forth in the Prospectus under "Summary," "The Note Exchange Offer -
Board of Directors" and "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

     The information set forth in the Prospectus under "Summary," "Background Of, And Reasons For, The Note Exchange Offer," "The Note Exchange Offer," "Management's Discussion and Analysis of Financial Condition or Plan of Operation," "Business," "Certain Transactions," and the exhibits to the Registration Statement on Form S-4 filed November 5, 2002 by the Issuer ("Form S-4") is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

     The information set forth in the Prospectus under "Prospectus Cover Page," "Summary," "Background Of, And Reasons For, The Note Exchange Offer," "The Note Exchange Offer," "Management's Discussion and Analysis of Financial Condition or Plan Of Operation" and "Business" is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

     The information set forth in the Prospectus under "Prospectus Cover Page," "Summary," "Background Of, And Reasons For, The Note Exchange Offer," "The Note Exchange Offer," "Management's Discussion and Analysis Of Financial Condition or Plan Of Operation" and "Business" is incorporated herein by reference.

Item 8.   Interest in Securities of the Subject Company.

     The information set forth in the Prospectus under "Summary,"
"Beneficial Ownership Of Common Stock By Certain Beneficial
Owners and Management" and "Certain Transactions" is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

     No person will be employed, retained or compensated to make solicitations or recommendations in connection with the Note Exchange. The information set forth in the Prospectus under "Summary," "The Note Exchange Offer" and "Proxy Statement - Other Matters" is incorporated herein by reference.

Item 10.  Financial Statements.

     The information set forth in the Prospectus under "Summary," "Selected Consolidated Financial Data," "Unaudited Pro Forma Financial Information Giving Effect To The Note Exchange Offer," "Management's Discussion And Analysis Of Financial Condition Or Plan Of

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Operation," "Business" and the Consolidated Financial Statements of
the Issuer (the "Financial Statements") is incorporated herein by reference.

Item 11.  Additional Information.

     The information set forth in the Prospectus under "Summary,"
"The Note Exchange Offer," "Business" and the Financial
Statements is incorporated herein by reference.

Item 12.  Exhibits.

     (a)(1)(A) Prospectus (incorporated by reference from the Form S-4).
     (a)(1)(B) Form of Letter of Transmittal (incorporated by reference to exhibit 99.1 to the Form S-4).
     (a)(1)(C) Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99.2 to the Form S-4).
     (a)(1)(D) Form of 8% Promissory Note due 2005 (incorporated by reference to exhibit 4.10 to the Form S-4).
     (a)(1)(E) Form of Variable Rate Promissory Note due 2009 (incorporated by reference to exhibit 4.11 to the Form S-4).
     (a)(5)(A) Form of press release announcing commencement of Note Exchange (incorporated by reference to exhibit 99.5 to the Form S-4).
     (a)(5)(B) Press release announcing filing of Registration Statement on Form S-4 (filed herewith).
     (a)(5)(C) Form of proxy (incorporated by reference to exhibit 99.3 to the Form S-4).
     (b)       None.
     (d)(1) Form of Agreement and Plan of Recapitalization (incorporated by reference to exhibit 4.9 of the Form S-4).
     (d)(2) Form of Forth Supplemental Trust Indenture by and among Trans World Corporation, TWG International U.S. Corporation, TWG Finance Corp. and The Bank of New York Trust Company of Florida, N.A. (incorporated by reference to exhibit 10.10 of the Form S-4).
     (g)       None.
     (h)(1) Tax opinion of Elias, Matz, Tiernan & Herrick LLP (incorporated by reference to exhibit 8.1 to the Form S-4).

Item 13.  Information Required by Schedule 13E-3.

     Not applicable.




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                            SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          TRANS WORLD CORPORATION

                          By:/s/ Rami S. Ramadan
                             --------------------------------------
                          Name: Rami S. Ramadan
                          Title: President, Chief Executive Officer
                                  and Chief Financial Officer



Dated:  November 5, 2002





















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